Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Crestwood Midstream Partners LP

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-35377

This filing relates to a proposed business combination (the “Merger”) involving Crestwood Equity Partners LP (“Crestwood Equity”) and Crestwood Midstream Partners LP (“Crestwood Midstream” and, together with Crestwood Equity, “Crestwood”).

Additional Information and Where to Find It

This communication contains information about the proposed merger involving Crestwood Equity and Crestwood Midstream. In connection with the proposed merger, Crestwood Equity will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the unitholders of Crestwood Midstream. Crestwood Midstream will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD EQUITY, CRESTWOOD MIDSTREAM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com.

Participants in the Solicitation

Crestwood Equity, Crestwood Midstream, and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood Midstream in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood Midstream in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crestwood Midstream’s directors and executive officers is contained in Crestwood Midstream’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership filed with the SEC. Information regarding Crestwood Equity’s directors and executive officers is contained in Crestwood Equity’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward-Looking Statements

The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the benefits that may results from the merger and statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s financial condition, results of operations and cash flows include, without limitation, the possibility that expected cost reductions will not be realized, or will not be realized within the expected timeframe; fluctuations in crude oil, natural gas and NGL prices (including, without limitation, lower commodity prices for sustained periods of time); the extent and success of drilling efforts, as well as the extent and quality of natural gas and crude oil volumes produced within proximity of Crestwood assets; failure or delays by customers in achieving expected production in their oil and gas projects; competitive conditions in the industry and their impact on our ability to connect supplies to Crestwood gathering, processing and transportation assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; the ability of Crestwood to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond Crestwood’s control; timely receipt of necessary government approvals and permits, the ability of Crestwood to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact Crestwood’s ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to the substantial indebtedness, of either company, as well as other factors disclosed in Crestwood’s filings with the U.S. Securities and Exchange Commission. You should read filings made by Crestwood with the U.S. Securities and Exchange Commission, including Annual Reports on Form 10-K and the most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s view only as of the date made. Crestwood does not assume any obligation to update these forward-looking statements.

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MAY 06, 2015 / 01:00PM GMT, CMLP - Q1 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

CORPORATE PARTICIPANTS

Bob Phillips Crestwood Equity Partners LP - Chairman, CEO, President

Steve Dougherty Crestwood Equity Partners LP - CAO

Robert Halpin Crestwood Equity Partners LP - CFO

Heath Deneke Crestwood Equity Partners LP - President, Natural Gas Business Unit

Will Moore Crestwood Equity Partners LP - SVP, Strategy & Corporate Development

CONFERENCE CALL PARTICIPANTS

Gabe Moreen BofA Merrill Lynch - Analyst

Michael Blum Wells Fargo Securities, LLC - Analyst

Shneur Gershuni UBS - Analyst

Brian Lasky Morgan Stanley - Analyst

JR Weston Raymond James - Analyst

Jeremy Tonet JPMorgan - Analyst

PRESENTATION

Operator

Good morning, and welcome to this morning’s joint conference call to discuss the planned merger of Crestwood Equity Partners and Crestwood Midstream Partners, as well as their first quarter 2015 financial and operating results. In addition to the press releases announcing the merger and the quarterly results, a new slide deck was posted to Crestwood’s website with details on today’s call available for your reference.

Before we begin the call, listeners are reminded that the Company may make certain forward-looking statements as defined in the Securities and Exchange Act of 1934 and are based on assumptions and information currently available at the time of today’s call. Please refer to the Company’s latest filings with the SEC for a list of risk factors that may cause actual results to differ.

Additionally, certain non-GAAP financial measures, such as EBITDA, adjusted EBITDA, and distributable cash flow will be discussed. Reconciliations to the most comparable GAAP measures are included in the news release issued this morning by both companies. Joining us this morning with prepared remarks is Chairman, President, and Chief Executive Officer, Bob Phillips; Senior Vice President and Chief Financial Officer, Robert Halpin; and Senior Vice President and Chief Accounting Officer, Steven Dougherty.

After the speakers’ remarks, there will be a question and answer session with Crestwood’s current analysts. Today’s call is being accorded. At this time, I will turn the call over to Bob Phillips.

Bob Phillips - Crestwood Equity Partners LP - Chairman, CEO, President

Thank you, operator. Good morning and thanks to all of you for joining us on this call. We clearly have a lot to talk about it, it’s a very exciting time for Crestwood. Not only did we post very strong financial and operating results for the first quarter of 2015, but we also announced today a strategic combination that will create value for all Crestwood investors going forward.

The merger of Crestwood Equity Partners and Crestwood Midstream Partners, or simplification as we call it, is a bold step to reduce our cost of capital, streamline our corporate structure, and make Crestwood competitive again for acquisitions and organic expansions leading to much more visible distribution growth in the future. Today, we’ve announced that we have signed definitive agreements to merge Crestwood Equity and Crestwood Midstream in a transaction that we believe will simplify the capital and ownership structure and create one publicly traded partnership with a consolidated enterprise value of approximately $7.5 billion.

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MAY 06, 2015 / 01:00PM GMT, CMLP - Q1 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

Importantly, the merger will eliminate CMLP’s IDR payments, remove duplicative costs associated with running to public companies, reduce Crestwood’s cost of capital, enhance our combined credit profile, and meaningfully improve our combined distribution coverage and outlook for future distribution growth. Other very successful midstream MLPs such as Kinder Morgan, Enterprise, MarkWest, Magellan, and Buckeye have used variations of this step to substantially improve their cost of capital and increase their competitiveness.

So we are not breaking new ground here; in fact, we’re following a logical step to create long-term value for our investors. The transaction has been approved by both conflicts committees comprised solely of independent directors and the Boards of Directors of both partnerships, but will require approval of CMLP unitholders. Also, the transaction is supported by First Reserve, directors, and management, which collectively own a significant stake in both partnerships, as well as GSO and Magnetar, which own the CMLP preferred units issued in 2014.

As you know, over the past year, we have evaluated a number of strategic alternatives, including dropdowns, third-party mergers, new general partner sponsorship, and new capital sources. We ultimately determined that simplification offered us the best combination of a clear strategy forward, immediate coverage improvement, long-term cost of capital improvement, and more visible distribution growth, which will lead to fundamental value creation as we execute on organic expansion and acquisition opportunities around our existing portfolio of midstream assets.

With this transaction, our goal is to realign our focus and remove the structural noise which has always surrounded Crestwood, created by the dual company structure. We want to redirect our focus back to our diversified platform of high-quality midstream assets and away from financial engineering. Simplification is simply the first step in that realignment strategy, centered on value creation.

Step two is to capture our share of more than $3 billion of investment opportunities that we see around our assets in the premier shale plays in North America. You know we are well-positioned in great areas and you know that our assets have great upside potential. This transaction positions Crestwood with a lower cost of capital and a streamlined lower-cost organization to be more competitive to pursue those opportunities and unlock that potential.

Now, I don’t want Crestwood’s strong first quarter 2015 results, which we announce today, to be lost in all this discussion about cost of capital and improved competitiveness going forward. So before I turn it over to Steven Dougherty, our Chief Accounting Officer, to review the quarterly results, and Robert Halpin, our Chief Financial Officer, to give you the details of the merger, I want to hit a few highlights for the quarter.

I think we delivered an excellent quarter, showing the growing contribution of our 2013 and 2014 investments in key areas such as our Arrow gathering cold hub or crude by rail hub, our Marcellus gathering, and Powder River Basin/Niobrara gathering and processing. We also saw the value of our fixed fee contract portfolio during a period of extreme commodity volatility and the immediate and long-term impact of lower operating cost, due to our first quarter 2015 cost-cutting activities.

In the first quarter, we delivered on all three parts of our 2015 operating strategy and let me highlight those again for you: number one, year-over-year volume growth from key assets; number two, downside protection from fixed fee take-or-pay and cost of service contracts to mitigate commodity volatility; and number three, a lower operating cost to offset the inherent slowdown caused by weak commodity prices.

As result of those three factors, Crestwood’s consolidated adjusted EBITDA and distributable cash flow increased 22% and 9%, respectively, over last year’s quarter. CMLP’s coverage ratio was 1.05 times again and CEQP’s coverage ratio improved to 0.83 times. This is a trend of six consecutive quarters of cash flow growth and improving distribution coverage ratios.

I am particularly proud of our cost reduction initiative in the first quarter to offset slower customer activity in some areas and improve operating efficiency across the entire Company. During the first quarter, we completed phase 1, which included the immediate consolidation of operations and support functions and resulted in a 10% reduction in workforce.

As a result, we reduced per quarter first quarter operating and G&A expenses by approximately $5.7 million from the fourth quarter of 2014 and we are on track to get $15 million of cost savings in 2015 and hit a run rate cost savings of $25 million to $30 million per year annually thereafter. I want to acknowledge the great work that our dedicated employees did to improve operations, increase efficiency, and provide excellent customer service during this difficult commodity price environment.

We think it’s an excellent start to the year and puts us well on track to deliver on our 2015 guidance. And with that background, I’ll now turn it over to Steven Dougherty to discuss our first quarter financial and operating results. Doc?

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MAY 06, 2015 / 01:00PM GMT, CMLP - Q1 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

Steve Dougherty - Crestwood Equity Partners LP - CAO

Thanks, Bob. I’ll first discuss the results for CMLP and then provide some summary remarks on CEQP. At CMLP, first quarter adjusted EBITDA totaled $125 million, a 26% increase over the first quarter of 2014. First quarter distributable cash flow totaled $93 million, representing a 34% increase from the prior-year quarter. Our adjusted EBITDA and DCF growth year-over-year reflects volume growth in all three of our business segments.

In our Gathering and Processing segment, we increased first quarter gathering volumes to 1.2 billion cubic feet per day, a 10% increase over last year, compression volumes increased to 692 million cubic feet per day, or 54% above last year, while processing volumes increased to 203 million cubic feet per day or 7% above last year. This volume growth resulted from facility expansions, new well connects, and improving well performance from our assets in the Marcellus, Barnett, and Niobrara shale plays.

In our Storage and Transportation segment, firm and interruptible volumes increased to 2.1 billion cubic feet per day or a 13% increase over last year, which was primarily a result of pipeline expansion projects and strong customer utilization rates on our pipeline and storage assets in the Marcellus Shale. In the Bakken, we increased the total crude handled by the Company to approximately 225,000 barrels a day or a 45% increase over the first quarter of 2014.

This increase was driven by a 50% increase in crude volumes, 121% increase in gas volumes, and a 102% increase in water volumes on our Arrow system. Also contributing to the increase was a 25% increase in rail loading and 58% increase in pipeline volumes at our COLT Hub facility. Moving to the balance sheet, as of March 31, CMLP had approximately $2.2 billion of debt outstanding, composed almost entirely of fixed rate senior notes.

CMLP had no borrowings outstanding under its $1 billion revolving credit facility. During the first quarter, CMLP issued $700 million of 6.25% unsecured senior notes due in 2023 and used the net proceeds from the offering to pay down borrowings under its revolving credit facility and to redeem all of its outstanding 7.75% senior notes due in 2019. Additionally, Crestwood has $60 million of a remaining equity commitment under its Class A preferred agreement and has an effective registration statement for the sale of up to $300 million of common units under an at the market equity offering program. To date the ATM program has not been utilized.

Now, let’s move to CEQP. CEQP’s first quarter consolidated adjusted EBITDA totaled $142 million, a 22% increase over the first quarter 2014 and on a stand-alone basis, the operating assets that reside at CEQP generated $17 million of adjusted EBITDA. CEQP’s distributable cash flow totaled $21 million for the first quarter, a 9% increase over the first quarter of 2014. NGL marketing volumes, largely in the Northeast region, were higher in the first quarter of 2015 compared to the first quarter of 2014, due to the increased supplies we market for producer and processing customers from the growing Marcellus and Utica-rich gas regions.

At our West Coast facility, we experienced lower volumes due to supply disruptions at the Tesoro and Exxon West Coast refineries, which were offset by slightly higher per unit margins; a trend we’ve expressed for the past couple of quarters. Overall Crestwood’s diversified midstream portfolio delivered another strong quarter, as we benefited from year-over-year volume growth, our fixed fee contract portfolio and the initial quarter of our cost-cutting initiative, which is on track to capture $15 million of savings in 2015. Now, let me turn the call over to Robert Halpin, who will walk you through simplification transaction.

Robert Halpin - Crestwood Equity Partners LP - CFO

Thanks, Steven, and thanks again to everyone on the call for joining us this morning. I would first like to echo Bob’s enthusiasm for the simplification transaction that Crestwood announced this morning. As Bob discussed, we believe the simplification repositions Crestwood to more effectively compete and unlock the full value potential of our operating platform. I would again highlight that we have posted a new slide presentation to our website this morning that covers a number of the key transaction terms and strategic highlights that I will cover in my remarks.

First, I will give a little color on the key transaction terms and structural steps of the transaction, which are relatively straightforward. Under the terms of the merger agreement, Crestwood Midstream will merge with a newly formed subsidiary of Crestwood Equity in a tax-free unit per unit exchange, in which Crestwood Midstream unitholders will receive 2.75 units of Crestwood Equity for each unit of Crestwood Midstream they own.

The implied value of the exchange represents a 17% premium to the closing price of Crestwood Midstream’s units, as of yesterday afternoon, May 5, 2015. Following the completion of the merger, Crestwood Midstream will survive as a wholly-owned subsidiary of Crestwood Equity, but will no longer be a publicly traded partnership and as discussed, the incentive distribution rights of Crestwood Midstream will be permanently eliminated.

Crestwood Holdings LLC will continue to own the general partner of Crestwood Equity, which will continue to be listed on the New York Stock Exchange under the ticker symbol CEQP. From a capital structure standpoint, the merger will not trigger any change of control provisions under Crestwood Midstream’s current indentures and at the completion of the merger, all existing and future indebtedness will sit at the Crestwood Midstream entity.

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MAY 06, 2015 / 01:00PM GMT, CMLP - Q1 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

Crestwood intends to refinance the existing $495 million CEQP revolving credit facility, as well as the existing $1 billion CMLP revolving credit facility, with a new $1.5 billion credit facility secured by 100% of the assets of the consolidated partnership. From a process perspective, we will aim to file a joint proxy statement and prospectus toward the end of May or early June.

We expect the SEC to spend June and July reviewing the proxy statement and prospectus and would expect ultimate effectiveness in the July/August timeframe. We would then mail proxies thereafter and likely hold the unitholder approval in August or September. We expect that the transaction will close during the third quarter of 2015. Now, turning the attention to the strategic highlights for the transaction.

The first and primary strategic driver of this transaction is to improve the competitiveness of our cost of capital so that we are better positioned to capture full value around our asset portfolio, where we currently see more than $3 billion of expansion opportunities. By eliminating the IDRs, which are currently $30 million, we will see an immediate and definitive cost of capital improvement.

On this specific point, I would direct those that have the presentation materials in front of them to page 7 where we have laid out an analysis that portrays illustrative cost of capital uplift from our pro forma structure. In short summary, we believe our simplified structure better positions us to compete for M&A and organic expansion projects as it lowers our overall hurdle rate for new investments and drives outsized returns on lower multiple expansion projects.

Relative to our status quo structure, we can drive 200 basis points to up to 550 basis points of incremental growth and distributions at normalized M&A and organic investment multiples ranging from 12 times down to 6 times EBITDA. Next, and also of critical importance, we expect meaningful accretion from the transaction that ultimately drives visibility and stability to distribution growth.

Assuming a January 2015 effective date for illustrative purposes, CEQP’s coverage ratio for full-year 2015 at the current $0.55 per unit distribution would be improved to approximately 1.05 times, providing excess cash coverage of approximately $15 million. From a CMLP perspective, the transaction is expected to be 2% dilutive to 2016 estimated DCF per LP unit, 3% accretive to 2017 DCF per LP unit, and then substantially accretive thereafter, as CMLP further benefits from the cost of capital advantage of removing the IDRs from its structure.

With significantly improved distribution coverage, a streamlined operating structure and no IDRs, Crestwood is well-positioned to get back on track towards passing future DCF growth along to our unitholders through increasing distributions. The final highlight of the transaction that I would call out is how the simplified structure helps us streamline our operations, strategic and financial objectives to drive fundamental value creation through the underlying growth of our assets.

As Bob mentioned in his opening remarks, our dual stock structure has financial complexity as to how we pursue growth opportunities and capitalize our business. With 100% of Crestwood’s assets under a single operating entity, we have improved our credit profile through the elimination of structural subordination. With a single public entity, we can capture an incremental $5 million of estimated cost savings by eliminating the duplicative administrative expenses of managing a second public partnership.

And with a single public currency, we will be able to provide greater transparency and clear delineation of strategy that should resonate with a broader group of investors and other stakeholders, as well as positioning us to be a potential participant in the continued trend of industry consolidation. In closing, the simplification of our structure through the merger of CMLP and CEQP provides a number of benefits that directly combat some of the challenges we have faced in the broader industry and specifically, at Crestwood over the last six to 12 months.

We continue to be very optimistic about the fundamentals of our business and believe the transaction today allows us to strengthen our competitive position in the market and create the greatest value for all stakeholders. With that, Rob, we are ready to open the line up for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Gabe Moreen, Bank of America Merrill Lynch.

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MAY 06, 2015 / 01:00PM GMT, CMLP - Q1 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

Gabe Moreen - BofA Merrill Lynch - Analyst

Hey, everyone. Congrats on the announcement. I just wanted to ask questions in terms of the — on slide 4, the 11% pro forma DCF growth through 2017. I was just wondering if you could speak to the assumptions behind that? How much CapEx, I assume that’s all organic, and how much CapEx you think you need to kind of capture to get to that 11% pro forma growth?

Robert Halpin - Crestwood Equity Partners LP - CFO

Yes, Gabe, I’ll take that one. And I think that obviously, as a precursor to this comment, I would encourage everyone, we will be filing a proxy here in the coming, call it, month and so there will be a significant amount of detail behind the transaction, as well as the outlook for the Company. But regarding the expectation for distribution — DCF growth that we’ve provided on a consolidated basis, the primary drivers behind that from a cash flow perspective are a continued expectation of growth around our core growth assets, particularly Arrow, our Powder River Basin/Niobrara asset, as well as the Marcellus and northeast platform around our [CNYOG] storage complex.

When we think about a capital perspective, we’ve discussed the opportunities we have in front of us. We’ve guided our 2015 CapEx in and around the $125 million mark. We do have our Mark II project that we discussed in the earnings release that we put out this morning and would expect that, over the balance of the 2016 and 2017 timeframe, that our capital expenditures would be slightly a bit above what we would expect in 2015.

From an all-in perspective, we obviously haven’t provided exact guidance to the market for 2016 and 2017, but just order of magnitude, I can tell you that it would be in the ballpark of 30% to 50% above what we’re expecting in 2015.

Gabe Moreen - BofA Merrill Lynch - Analyst

Got it. That’s helpful. And I guess in terms of targeting different ratios whether it’s debt to EBITDA or coverage ratios on the former 4 times on the latter 1.05 times, do think that’s kind of what you’ll stick with going forward in terms of I guess the DCF coverage? Also, to get to that 4 times, you’re not that far away pro forma, but do you think you’ll need any other capital markets transactions to get there or do you just anticipate getting there by growing EBITDA?

Robert Halpin - Crestwood Equity Partners LP - CFO

On the capital side and the leverage ratio side, we don’t anticipate any significant capital market needs. Obviously, one of the real benefits of this transaction is ability to use our lower cost of capital to capture incremental expansion in M&A opportunities, so obviously that’s subject to change as those opportunities materialize. But in terms of our long-term targets, we remain comfortable on a consolidated basis at the 1.05 to 1.1 type area for coverage and we maintain our strategy to ultimately drive leverage ratio down to at or below 4 times.

Gabe Moreen - BofA Merrill Lynch - Analyst

Got it. And then two quick follow-ups, if I could, just related to thinking in terms of Mark II, the CapEx you’ll spend there and timing on when that could come online? Then in terms of the Quicksilver and Barnett stuff, you noted in the press release, I noted the language around there. I mean is there something where in terms of getting paid in a timely manner, is that something where you’re anticipating a payment sometime in the next couple weeks to know that you’ll be made timely based on, I guess, what Quicksilver owes you at this point?

Heath Deneke - Crestwood Equity Partners LP - President, Natural Gas Business Unit

Gabe, this is Heath Deneke. I’ll start with Mark II. As we said in the press release, we’re continuing to make progress. I think the producers are continuing to re-rationalize their long-term drilling plans out into the 2017 and 2018 time period. But in the interim, we continue to believe that the project has a lot of merit and ultimately, the producers will support it, as well as the end-use market.

So I think we’re kind of continuing to develop the project and it is expecting to have an opportunity to place a project such as that in service in 2017 or 2018 timeframe. As it relates to Quicksilver, I guess we have received our first post-petition payment. I believe it was paid on May 1, so they are continuing to be current and continued to pay based on customary terms and conditions, so I think we’re effectively in good shape on that end.

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MAY 06, 2015 / 01:00PM GMT, CMLP - Q1 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

Gabe Moreen - BofA Merrill Lynch - Analyst

Okay. Thanks, everyone.

Operator

Michael Blum, Wells Fargo Advisors.

Michael Blum - Wells Fargo Securities, LLC - Analyst

Hi, good morning, everybody.

Bob Phillips - Crestwood Equity Partners LP - Chairman, CEO, President

Good morning, Michael.

Michael Blum - Wells Fargo Securities, LLC - Analyst

Couple quick questions — one, you’ve had guidance out there on the two respective companies for the year, for 2015. Should we consider that guidance still kind of valid and then we can kind of pro forma it together?

Robert Halpin - Crestwood Equity Partners LP - CFO

Yes, Michael, we still, as Bob mentioned, we still feel very confident, particularly with the strong first quarter results, in the 2015 guidance that we’ve put out for both companies.

Michael Blum - Wells Fargo Securities, LLC - Analyst

Okay. Part of what you’ve discussed in the past is looking for an additional or different sponsor, private equity or otherwise. With this transaction, does that take that off the table or is that still something that you’re looking for like a source of private capital?

Bob Phillips - Crestwood Equity Partners LP - Chairman, CEO, President

Michael, it absolutely does not take that off the table, but it gives me an opportunity to state a couple of things that are important. First, First Reserve has been incredibly supportive of this transaction. They, as you know, own approximately 30% of CEQP and 11% of CMLP and they have signed a support agreement and expect to vote their shares in favor of this transaction.

But just anecdotally, they’ve been very supportive throughout the entire strategic evaluation process, which you know, Michael, because you follow us closely, has been going on for well over a year now. So through that strategic evaluation process, as I pointed out earlier, we’ve looked at a number of different alternatives, including dropdowns, creating a dropdown, third-party mergers, as well as bringing in a new general partner cosponsor, if you will, at the same time, potentially bring in additional capital.

A very important point of the way this merger was structured is that no options are off the table. This merger does not and would not prevent us from considering any other strategic alternatives, both during the period, as well as post-simplification close and that’s an important element of the way we are managing the Company and the way First Reserve, the Board members, the Management team, all significant stakeholders in the business, as well as GSO and Magnetar as significant stakeholders and CMLP, we all look at this as the next great step in the evolution of Crestwood.

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MAY 06, 2015 / 01:00PM GMT, CMLP - Q1 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

But no options are off the table and we continue to talk to relevant parties about coming in and joining with us at Crestwood to take the Company to the next level. Certainly, another strong general partner, cosponsor, and additional capital would be very helpful in that. So we’ll continue to pursue all those same options and opportunities that we have before we announce this deal.

Michael Blum - Wells Fargo Securities, LLC - Analyst

Great, thank you for that clarification. My last question is the $3 billion of identified potential opportunities, over what time frame is that meant to capture, A? And then B, I guess would you say that to this point, the limiting factor has been your cost of capital and not necessarily customers’ willingness to sign up for incremental project?

Heath Deneke - Crestwood Equity Partners LP - President, Natural Gas Business Unit

I’ll take that question, Michael. I think from a timing perspective, this capital opportunity set would extend over the next three to five year period. I mean a lot of these projects are significant expansions that would take 12, 24 months type timeline for installation. In terms of the opportunity set and how we believe we are now better positioned to capture that, it’s really a combination of all factors.

I think that we do believe that cost of capital plays a big part in our ability to capture this opportunity set around our existing asset platform. We continue to maintain very strong customer relationships, very strong visibility to growth and expansion around the platform that we’ve built across the premier shale plays in North America and I think the cost of capital has been a limiting factor certainly, in our ability to execute and capitalize some of the M&A and expansion opportunities. So there’s a number of factors, obviously, it’s a competitive market, but cost of capital, we certainly believe, is an important determinant.

Bob Phillips - Crestwood Equity Partners LP - Chairman, CEO, President

Michael, let me just add quickly to that, there are two types of growth transactions out there that are becoming apparent in this market, in the market that we’re in today. Acquisitions will certainly be there, there will be a need over the next 12 to 18 months for companies, producers, and others that have midstream assets to monetize those. We want to be in better position to compete for those acquisitions, which typically are accretive upfront, but historically have been at very high acquisition multiples.

More importantly, we’re seeing a trend towards significant organic projects being laid out by very qualified, financially strong producers who are using this downturn in the market to capture more acreage, to use lower service cost, to proceed and progress with large-scale development projects, which is really our forte here at Crestwood. These large-scale development projects, particularly in oil, rich gas, and water production areas require certain expertise and Crestwood has developed that expertise over the last four or five years, as we’ve developed projects in the rich gas, Marcellus, and the Bakken, and in the Niobrara, particularly.

Those projects, as you know, take years of capital investment, oftentimes before they become particularly accretive. Those are the type projects that historically we’ve been challenged with because of our relatively higher cost of capital and our relatively higher coverage ratio, relative to the type of guys that we compete with out there.

So simplification not only improves our real cost of capital, but it also improves our coverage ratio and our distribution outlook, giving us a greater capability to pursue frankly, what we think are higher return investment opportunities in this market, but historically because they might’ve been dilutive in the first year or two, it was something that was a real challenge for us here at Crestwood to invest in and compete for.

So I’m very excited that this simplification transaction resolves a number of our issues and allows us to go be more competitive on a broader spectrum throughout the industry and we’re pretty excited about that.

Michael Blum - Wells Fargo Securities, LLC - Analyst

Great, thank you.

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MAY 06, 2015 / 01:00PM GMT, CMLP - Q1 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

Operator

Shneur Gershuni, UBS.

Shneur Gershuni - UBS - Analyst

Hi, good morning, guys. My first question, just sort of wanted to take us back a little bit and sort of think about the transaction a little bit as to how we think about it on a pro forma basis. When I think about the cash flow going out the door to unitholders at the CMLP and at the CEQP level prior to the transaction, when I think about it on a pro forma basis, is it fair to say that there’s roughly about a $20 million to $25 million savings in terms of cash flow to unitholders that will now be retained as DCF on a go-forward basis? Is that a fair way to think about it?

Robert Halpin - Crestwood Equity Partners LP - CFO

That’s fair. You’re in the ballpark. It’s a little bit more than that, probably just north of $30 million.

Shneur Gershuni - UBS - Analyst

Great. That $30 million includes the $5 million of public savings or that would be incremental to that?

Robert Halpin - Crestwood Equity Partners LP - CFO

It would be incremental to that.

Shneur Gershuni - UBS - Analyst

Okay, so net/net, we’re talking about a $35 million improvement in terms of cash flow out the door, okay, great. As a follow up to Michael’s question, maybe I can ask it a little differently and I do appreciate all the color you just provided, but when I think about the $3 billion and I think about your lower cost of capital, how much of that $3 billion is really as a result of the fact that you now have lower cost of capital? Were you able to charge the bucket by $500 [million] (technical difficulty), is there a way to quantify sort of how much of a quantum difference this cost of capital has on your business?

Bob Phillips - Crestwood Equity Partners LP - Chairman, CEO, President

No, that $3 billion comes from slide 8 in the slide deck that we provided with this transaction announcement, but that’s the same slide we’ve had out since fourth quarter of last year, probably around the Wells Fargo conference. We’ve been highlighting the growth opportunities in each of the areas that we operate for really the past 12 to 18 months and so this is a holdover slide.

The simplification transaction did not cause us to go recalculate the number of projects that we now think we might be more competitive for and add to that list. This is the same list that we’ve had. They’re identified projects, they’re potential bolt-on acquisitions, they’re long-term organic buildouts, and they’re extensions and consolidations around our existing assets, potentially even building extensions to new supply sources or new demand markets. So it’s a wide range of different investment opportunities and it did not change as a result of this transaction.

Shneur Gershuni - UBS - Analyst

So it’s really more for go-forward basis that it could open up the door for more opportunities that have yet to be identified or shared with us? Is that a fair way to say it?

Bob Phillips - Crestwood Equity Partners LP - Chairman, CEO, President

That’s correct. They’re real opportunities, they are projects or known projects that will come to market over the next year or two. They are known activities that have been delineated by either current or future customers and we now believe that we’ll be more competitive when trying to negotiate for those with a lower cost of capital.

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MAY 06, 2015 / 01:00PM GMT, CMLP - Q1 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

Shneur Gershuni - UBS - Analyst

Okay, and one final question if I may. There was an initiative to save $25 million to $30 million. Maybe I missed it in the prepared remarks, but are you able to quantify how much of that you’ve been able to achieve? And is there an opportunity to take that higher at all?

Bob Phillips - Crestwood Equity Partners LP - Chairman, CEO, President

You did miss it. It’s exactly $5.7 million in the first quarter of this year. We highlighted that in the first part of our prepared remarks. It’s also in the press release. We’re on track to achieve the $15 million per year in 2015 that we have previously described and that would be an annual run rate of $25 million to $30 million per year and that does not include the pro forma $5 million a year of cost savings associated with eliminating the duplication of services going from two public companies to one.

Shneur Gershuni - UBS - Analyst

Great. Thank you very much and congratulations, guys.

Bob Phillips - Crestwood Equity Partners LP - Chairman, CEO, President

Thank you.

Operator

(Operator Instructions)

Brian Lasky, Morgan Stanley.

Brian Lasky - Morgan Stanley - Analyst

Good morning, everyone, and congratulations.

Bob Phillips - Crestwood Equity Partners LP - Chairman, CEO, President

Thanks, Brian.

Brian Lasky - Morgan Stanley - Analyst

Really quickly, I was just wondering if you guys could help us think through how you evaluated this transaction vis-a-vis kind of the transaction that you were talking about last quarter? How do you kind of think about the merits of this transaction versus that transaction, specifically in using your other structure to go out and buy assets at the GP level and potentially drop those assets down? How do you guys kind of think about the alternatives there?

Bob Phillips - Crestwood Equity Partners LP - Chairman, CEO, President

Yes, glad you asked that because clearly, we’ve been we’ve been very vocal about all the different strategic alternatives that we’ve evaluated on behalf of our two Boards. Robert pointed out that it’s sometimes complicated to figure out which strategy we’re trying to solve for from deal to deal, acquisition to acquisition, organic growth opportunity to organic growth opportunity.

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MAY 06, 2015 / 01:00PM GMT, CMLP - Q1 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

But let me tell you, from a purely strategic standpoint, we have evaluated a very wide range of alternatives with the help of the investment banking team at Citi over the past 12 to 18 months. Many of the, as we discussed over a year ago, the Devon/Crosstex-style merger partners basically completed their own IPOs last year and we lost those opportunities against much stronger IPO market economics than we could have proposed in some type of Devon/Crosstex-type structural merger.

Most recently, we’ve been very vocal about trying to bring in additional general partner sponsorship and potentially, additional capital. Will Moore runs our corporate development team, the purpose of that sponsorship was to bring in the capital so that we could be more effective and competitive in auctions. And so I want Will to lay out for you how challenging it’s been for us working with partners in a challenging and competitive acquisition environment to try to find the right combination of access to capital, cost of capital, who the partner’s going to be, where we’re going to stick the asset if we acquire it, and how all that’s going to result in a more efficient structure, given the dual stock nature.

I think when you think through some of the anecdotes that Will will give you, you’ll realize how really impressive the single stock streamline efficient corporate and capital structure will be for us going forward, reminding that structure simplification does not eliminate bringing in new GP sponsorship or capital. So Will, you want to share some anecdotes on the acquisition front?

Will Moore - Crestwood Equity Partners LP - SVP, Strategy & Corporate Development

Yes, thanks, Bob. Brian, I think when you think about bringing in new equity at either CEQP or CMLP in conjunction with a use of proceeds around a potential acquisition, I think that you look at what has to go on there from a complication standpoint. Not only do have to work side-by-side with your new sponsor on diligence, seeing the asset, you have to get agreement on what does the equity commitment look like, what are the control and governance items of that equity that would be shared with our current sponsor?

And then not only that, but then agreeing on the value for the asset and then ultimately, winning that transaction. When you look at all those steps that you have to accomplish and especially, adding in the fact that you have to make a decision there, which, [NNDDUs] to make the acquisition in to finance the acquisition, you’ve just got a lot of moving pieces that have to line up perfectly in order for you to be successful.

And we’ve had some great partners come to us and want to work with us as potential new sponsors and bring a lot of capital to the table and so we think that appetite is still there, but given how competitive the market has remained for assets, winning these opportunities at the prices that they’re going at has not just been attractive for us enough to really be able to line up all the other pieces that need to come together in order to bring in a new sponsor.

So we think not only does the simplification allow us to be in a better position to finance things off our own balance sheet, but also remove some of the structural complexity that exists on bringing in a new sponsors as well. The acquisition market is still highly competitive, but we think, in looking at these deals with potential new sponsors, we’ll be much more competitive around there and have hopefully, an easier task of getting to something that works for everyone.

Brian Lasky - Morgan Stanley - Analyst

Got it. So beyond, Will, kind of beyond having one class of stock at this point, would you say — now you’ve won clearly one class of stock. But would you say your biggest impediment before was identifying kind of those assets that would work or kind of the partner and the two securities? Was that kind of the biggest bottleneck or was it more of breakdown around the economics or how does the new partner split with First Reserve and the existing unitholders?

Will Moore - Crestwood Equity Partners LP - SVP, Strategy & Corporate Development

I think, Brian, it’s more of the latter. The identification hasn’t been a problem for us. Given our expansive footprint and capabilities across the midstream value chain, the opportunities that we’re seeing, there are quite a few out there. I think it’s more getting incentives aligned between all the parties, whether it’s new sponsor or existing sponsor in the public, as well as frankly, winning the transaction in this environment.

So I think the identification, I think we’ll still see an immense amount of opportunities and with the new sponsors that we’re talking to, sometimes those guys bring us opportunities that maybe we hadn’t seen yet either, so I expect the pipeline, so to speak, to be very full. I just think now we’re going to have a greater ability to hopefully be competitive, both from a structural standpoint and from an economic standpoint.

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MAY 06, 2015 / 01:00PM GMT, CMLP - Q1 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

Brian Lasky - Morgan Stanley - Analyst

Got it. And then just really quick in terms of distribution growth from here forward, what should kind of the expectations be there in terms of resumption of growth? How are you guys thinking about that given the pro forma coverage at the CEQP level?

Robert Halpin - Crestwood Equity Partners LP - CFO

Sure, I think just to hit on that point, Brian, as you will see in the merger agreement, both partnerships have agreed to sustain the current distribution levels during the pendency period. As we discussed on the call and in the presentation materials today, the pro forma partnership on a full year 2015 basis, for illustrative purposes, would have a coverage ratio of 1.05 times with $15 million of excess DCF coverage, which clearly, is in line with the targets we just stated to a prior question of 1.05 to 1.1 times.

So heading into 2016, as we look out and see the DCF growth, while we haven’t given specific guidance at this point, we would expect to provide distribution growth to our combined unitholders that I believe is more line with the rest of kind of the GNP peer comp that we participate with.

Brian Lasky - Morgan Stanley - Analyst

Got it. Thank you very much.

Operator

JR Weston, Raymond James and Associates.

JR Weston - Raymond James - Analyst

Hi, good morning, guys. I really appreciated all the color, especially on the $3 billion and expansion potential. My first question is when you’re running through the accretion analysis that you lay out in your slide deck, can you offer any more color beyond what was already discussed? Maybe on the assumptions that are made driving a model, is that strip pricing or a different price forecast and then is there any more detail that you can provide in terms of volumetric or margin assumptions along with that?

Robert Halpin - Crestwood Equity Partners LP - CFO

JR, I would probably say this point, as I mentioned earlier, we’re going to have the proxy statement filed here within the next 30 days. There clearly will be a tremendous amount of detail for the public to evaluate as part of those materials, not only on the forecast and the assumptions, but also kind of the background leading up to the transaction. So at this time, I may just defer you to 30 days from now when you can read about everything.

I think, from a general perspective, we provided a lot of color around the growth in our assets and expectations. I think that, as we’ve stated, we still have a strong degree of confidence in the footprint that we’ve put together here. This transaction just helps us better compete and unlock the real value of that footprint. The greatest fear we’ve had with our structure has been seeing this opportunity set come and go by us and not being able to capture the full extent of it and we believe that simplifying helps us to capture our fair share.

I know I didn’t directly answer your question, but I promise you’ll get plenty of detail here in the coming days.

JR Weston - Raymond James - Analyst

Sure, I understand the answer there. And trying again and maybe we’ll get a similar answer, but just kind of curious, is there any color you guys can provide, maybe on the metrics you were looking at just in terms of setting the deal structure? With the exchange ratio that you guys picked and the 17% premium and then leading to the slight dilution at (inaudible) accretion in 2017, just kind of curious maybe why you guys landed at that math? Is or anything you guys would be willing to say on that front?

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MAY 06, 2015 / 01:00PM GMT, CMLP - Q1 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

Bob Phillips - Crestwood Equity Partners LP - Chairman, CEO, President

Sure, I think that’s a great area to discuss for everybody. It gives me a chance to reemphasize the great governance process that we utilized here to come to this agreement about what was best for all the Crestwood shareholders. And I’ll give Robert an opportunity to think about mathematically how this played out over the course of the past few weeks, given the market volatility that has existed, no doubt about that.

So you’ll all take these premium calculations a little bit with a grain of salt, given that volatility that’s existed in both stocks. But we have employed a classic and traditional conflicts committee process. Those conflicts committees for CEQP and CMLP were comprised of independent directors with substantial experience in this business. And I can’t begin to tell you how much experience the gentlemen that formed those committees and walked through that process have, not only in the midstream world, but in the MLP world, and you’ll see when the proxy material is filed, I think you’ll be impressed with the quality of those independent directors.

They had strong financial and legal advice and they conducted an extensive process utilizing information provided by Management and coordinating that with their own financial advisors’ view of the world, not only from their individual unitholders perspective, but from the collective Crestwood perspective, as well. We spent a tremendous amount of time talking about the strategic importance of this transaction and how it solves a number of current problems for each partnership, but resolves collectively the greatest number of issues and best positions both partnerships for success going forward.

And I was impressed by and struck, given my 37 years in the business, 28 years being a public company CEO and having experience as an MLP CEO since 1998 and the numerous dropdown and conflicts committee transactions that I’ve managed over the years and been a part of, billions of dollars, I was impressed by the quality of the evaluation and the negotiation that went on here. The ultimate resolution of the exchange price was an absolute negotiation in every sense of the word, one that one based upon fully informed and solid analysis through an extensive period of time.

So the resulting premiums and the mathematical conclusions are largely, not sure I’m saying this in the right way an investment banker would, but they’re largely outcomes of a process. And it was a thorough process, it was thoroughly vetted process supported by strong analytics and strong discussion and negotiation. Robert, you want to speak to the outcomes?

Robert Halpin - Crestwood Equity Partners LP - CFO

Yes, I think you hit on most of it. And obviously, as you indicated in the entry to your question, there will be a lot of detail behind that very process in the proxy in the background of the merger section, so you can see out the committees arrived at the ultimate settlement of 2.75 times. But one of the primary objectives of the committees, the Board, and the Management team wants to provide an outcome here that best positions both partnerships to capture opportunity sets going forward.

And I think as we look at the pro forma math at the currently agreed to deal and look at the streamlined operations across the business, we believe that we’ve solved a number of the challenges that we face and can get now into more of a forward leaning posture, again to deliver return to our shareholders and capture the extent of the expansion and M&A opportunities around our portfolio.

JR Weston - Raymond James - Analyst

Great. I really appreciate the commentary there. Thank you, that’s all I had.

Bob Phillips - Crestwood Equity Partners LP - Chairman, CEO, President

Thanks, JR.

Operator

Jeremy Tonet, JPMorgan.

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MAY 06, 2015 / 01:00PM GMT, CMLP - Q1 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

Jeremy Tonet - JPMorgan - Analyst

Good morning. Thanks for all the color this morning, very helpful. I just had one last housekeeping question. Would you be able to tell us, for CEQP, where the leverage set at quarter end, debt to EBITDA for covenant calculations?

Bob Phillips - Crestwood Equity Partners LP - Chairman, CEO, President

3.25 on the CEQP leverage ratio the end of first quarter.

Jeremy Tonet - JPMorgan - Analyst

Got you. And what about fully consolidated, what would leverage look like post this transaction?

Robert Halpin - Crestwood Equity Partners LP - CFO

Post this transaction, we’re looking at between 4.4 and 4.5 on a consolidated basis.

Jeremy Tonet - JPMorgan - Analyst

Okay, great. Thank you very much.

Operator

There are no further questions. At this time, I’d like to turn the call back over to Management for closing remarks.

Bob Phillips - Crestwood Equity Partners LP - Chairman, CEO, President

Great. Thanks, operator, and thanks to all the analysts for asking some really good questions today. I think you know how excited we are by the body language and the color. This has been a wide-open, transparent process, one in which Management, First Reserve, Boards have worked together very, very closely and collectively to evaluate a very wide range of strategic alternatives and we have come up with this best in class simplification strategy as the one alternative that really positions Crestwood to move forward and create value for our investors. The proxy will be full of information.

We’re anxious to get it out there, move forward, and get this transaction closed as quickly as possible. We have some exciting things on the horizon for us and we believe that this theoretically lower cost of capital that we will enjoy post-close will be very useful over the summer months as we compete for more and more transactions that are coming to market, literally right around the assets that we own and operate today.

Robert said it best, we were fearful of missing this opportunity to compete for growth in another market correction, simply because our cost of capital was just not competitive and so we think we’ve resolved that issue going forward. We will look forward to a broad CMLP unitholder support for the transaction as the best way to reposition the Company in an exciting time in our market. So with that, operator, we’ll close the call and thank everybody for their participation this morning. Thank you.

Operator

This concludes today’s teleconference. We thank you for your participation. You may disconnect your lines at this time.

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MAY 06, 2015 / 01:00PM GMT, CMLP - Q1 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

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